                                Idaho Power Company
                       Consolidated Financial Information

                       Ratio of Earnings to Fixed Charges


                                                  Twelve Months Ended December 31,
                                                      (Thousands of Dollars)
                                          1989       1990        1991       1992       1993
Computation of Ratio of Earnings to
 Fixed Charges:
  Consolidated net income              $ 84,737   $ 69,241    $ 57,872   $ 59,990   $ 84,464

Income taxes:
  Income taxes (includes amounts charged
   to other income and deductions)       45,336     26,418      24,321     24,601     38,057
  Investment tax credit adjustment       (3,295)    (3,184)     (3,177)    (1,439)    (1,583)

     Total income taxes                  42,041     23,234      21,144     23,162     36,474

Income before income taxes              126,778     92,475      79,016     83,152    120,938

Fixed Charges:
  Interest on long-term debt             49,629     50,119      54,370     53,408     53,706
  Amortization of debt discount,
   expense and premium - net                238        309         374        392        507
  Interest on short-term bank loans       2,200      1,027         935        647        220
  Other interest                          3,164      2,259       3,297      1,011      2,023
  Interest portion of rentals               757        902         884        683      1,077

     Total fixed charges                 55,988     54,616      59,860     56,141     57,533

Earnings - as defined                  $182,766   $147,091    $138,876   $139,293   $178,471

Ratio of earnings to fixed charges        3.26X      2.69X       2.32X      2.48X      3.10X